Mail Stop 3561

September 27, 2006

Ernie L. Danner
Executive Vice President
Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041-8004

>   **Re: Universal Compression Partners, L.P.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 20, 2006**
>   **File No. 333-135351**

Dear Mr. Danner:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Unitholder, page 138

1. Please refer to comment 12 in our letter dated September 15, 2006. As requested previously, please revise to clarify that Universal Compression will be an underwriter for shares issued upon exercise of the over-allotment option.

Item 16. Exhibits

2. Please file your tax and legal opinions as soon as practicable.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins L.L.P.
        Fax: (713) 615-5725